UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. ___)
Warner Chilcott plc
(Name of Issuer)
Ordinary Shares, par value $0.01
(Title of Class of Securities)
G94368100
(CUSIP Number)
September 21, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	]Rule 13d-1(b)
[	]	Rule 13d-1(c)

[ X ]Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.G94368100	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	AlpInvest Partners CS Investments 2003 C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Amsterdam, The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	4,300,516
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	4,300,516
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,300,516
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7% *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Based on 250,557,866 shares of Class A Common Stock outstanding as of November 1, 2006, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2006. On August 20, 2009 each holder of the Issuer’s Class A Common Stock received Ordinary Shares of the Issuer on a 1-for-1 basis.

CUSIP No.G94368100	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	AlpInvest Partners Later Stage Co-Investments Custodian II B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Amsterdam, The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	386,088
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	386,088
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 386,088
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2% *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Based on 250,557,866 shares of Class A Common Stock outstanding as of November 1, 2006, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2006. On August 20, 2009 each holder of the Issuer’s Class A Common Stock received Ordinary Shares of the Issuer on a 1-for-1 basis.

CUSIP No.G94368100	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	AlpInvest Partners Later Stage Co-Investments Custodian IIA B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Amsterdam, The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	52,560
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	52,560
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,560
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 0.1% *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Based on 250,557,866 shares of Class A Common Stock outstanding as of November 1, 2006, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2006. On August 20, 2009 each holder of the Issuer’s Class A Common Stock received Ordinary Shares of the Issuer on a 1-for-1 basis.

CUSIP No.G94368100	Page 5 of 12 Pages

Schedule 13G

Item 1(a).	Name of Issuer:

Warner Chilcott plc

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Unit 9 Ardee Business Park

Hale Street

Ardee, Co. Louth

Ireland

Item 2(a)	Name of Persons Filing:

AlpInvest Partners CS Investments 2003 C.V. (“AlpInvest 2003”), AlpInvest Partners Later Stage Co-Investments Custodian II B.V. (as custodian for AlpInvest Partners Later Stage Co-Investments II C.V.) (“AlpInvest II”) and AlpInvest Partners Later Stage Co-Investments Custodian IIA B.V. (as custodian for AlpInvest Partners Later Stage Co-Investments IIA C.V.) (“AlpInvest IIA”)

AlpInvest 2003, AlpInvest II and AlpInvest IIA are each referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”.

AlpInvest Partners 2003 B.V. is the sole general partner of AlpInvest 2003.

AlpInvest Partners N.V. is the sole managing director of each of AlpInvest Partners 2003 B.V., AlpInvest II and AlpInvest IIA.

As parties to a Shareholders Agreement with respect to the securities to the Issuer, the Reporting Persons are subject to arrangements with respect to voting and investment power over the Ordinary Shares reported herein which, pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, may cause each Reporting Person to be deemed to be a member of a group with other shareholders of the Issuer party to the same Shareholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of any securities that are not held directly by it, except to the extent of its pecuniary interest, if any, therein, and this statement reflects only the securities held of record by the Reporting Persons and not any other member of such group.

Item 2(b)	Address of Principal Business Office:

For each Reporting Person:

CUSIP No.G94368100	Page 6 of 12 Pages

c/o AlpInvest Partners N.V.
Jachthavenweg 118
1081 KJ Amsterdam
The Netherlands

Item 2(c)	Citizenship:

For each Reporting Person:

Amsterdam, The Netherlands

Item 2(d)	Title of Class of Securities:

Ordinary Shares, par value $0.01

Item 2(e)	CUSIP Number:

G94368100

Item 3.	Statements filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c)

Not Applicable

Item 4.	Ownership

(a) through (c):

The information requested in these paragraphs is set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G, and is incorporated herein by reference thereto.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See Exhibit 2

CUSIP No.G94368100	Page 7 of 12 Pages

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No.G94368100	Page 8 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2010

ALPINVEST PARTNERS CS INVESTMENTS 2003 C.V.
By:	AlpInvest Partners 2003 B.V., its general partner
By:	AlpInvest Partners N.V., its managing director
By:	/s/ Cornelis Frederik de Ru
Name: Cornelis Frederik de Ru Title:Senior Legal Counsel
By:	/s/ Johan Paul de Klerk
Name: Johan Paul de Klerk Title:Managing Partner, CFOO
ALPINVEST PARTNERS LATER STAGE CO-INVESTMENTS CUSTODIAN IIA B.V. (as custodian for ALPINVEST PARTNERS LATER STAGE CO-INVESTMENTS IIA C.V.)
By:	AlpInvest Partners N.V., its managing director
By:	/s/ Cornelis Frederik de Ru
Name: Cornelis Frederik de Ru Title:Senior Legal Counsel
By:	/s/ Johan Paul de Klerk
Name: Johan Paul de Klerk Title:Managing Partner, CFOO

CUSIP No.G94368100	Page 9 of 12 Pages

ALPINVEST PARTNERS LATER STAGE CO-INVESTMENTS CUSTODIAN II B.V. (as custodian for ALPINVEST PARTNERS LATER STAGE CO-INVESTMENTS II C.V.)
By:	AlpInvest Partners N.V., its managing director
By:	/s/ Cornelis Frederik de Ru
Name: Cornelis Frederik de Ru Title:Senior Legal Counsel
By:	/s/ Johan Paul de Klerk
Name: Johan Paul de Klerk Title:Managing Partner, CFOO

CUSIP No.G94368100	Page 10 of 12 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Ordinary Shares of Warner Chilcott plc and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: March 12, 2010

ALPINVEST PARTNERS CS INVESTMENTS 2003 C.V.
By:	AlpInvest Partners 2003 B.V., its general partner
By:	AlpInvest Partners N.V., its managing director
By:	/s/ Cornelis Frederik de Ru
Name: Cornelis Frederik de Ru Title:Senior Legal Counsel
By:	/s/ Johan Paul de Klerk
Name: Johan Paul de Klerk Title:Managing Partner, CFOO
ALPINVEST PARTNERS LATER STAGE CO-INVESTMENTS CUSTODIAN IIA B.V. (as custodian for ALPINVEST PARTNERS LATER STAGE CO-INVESTMENTS IIA C.V.)
By:	AlpInvest Partners N.V., its managing director
By:	/s/ Cornelis Frederik de Ru
Name: Cornelis Frederik de Ru Title:Senior Legal Counsel
By:	/s/ Johan Paul de Klerk
Name: Johan Paul de Klerk Title:Managing Partner, CFOO

CUSIP No.G94368100	Page 11 of 12 Pages

ALPINVEST PARTNERS LATER STAGE CO-INVESTMENTS CUSTODIAN II B.V. (as custodian for ALPINVEST PARTNERS LATER STAGE CO-INVESTMENTS II C.V.)
By:	AlpInvest Partners N.V., its managing director
By:	/s/ Cornelis Frederik de Ru
Name: Cornelis Frederik de Ru Title:Senior Legal Counsel
By:	/s/ Johan Paul de Klerk
Name: Johan Paul de Klerk Title:Managing Partner, CFOO

CUSIP No.G94368100	Page 12 of 12 Pages

EXHIBIT 2

Identification and Classification of Members of the Group

AlpInvest Partners CS Investments 2003 C.V., AlpInvest Partners Later Stage Co-Investments Custodian II B.V. (as custodian for AlpInvest Partners Later Stage Co-Investments II C.V.) and AlpInvest Partners Later Stage Co-Investments Custodian IIA B.V. (as custodian for AlpInvest Partners Later Stage Co-Investments IIA C.V.) are filing this statement on Schedule 13G as a group.

AlpInvest Partners CS Investments 2003 C.V. is organized under the laws of the Netherlands. Its general partner is AlpInvest Partners 2003 B.V.

AlpInvest Partners Later Stage Co-Investments Custodian II B.V. (as custodian for AlpInvest Partners Later Stage Co-Investments II C.V.) is organized under the laws of the Netherlands. Its sole managing director is AlpInvest Partners N.V.

AlpInvest Partners Later Stage Co-Investments Custodian IIA B.V. (as custodian for AlpInvest Partners Later Stage Co-Investments IIA C.V.) is organized under the laws of the Netherlands. Its sole managing director is AlpInvest Partners N.V.